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                                                       May 15, 2001

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549


                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                           Certificate of Notification
                              Columbia Energy Group
                              801 East 86th Avenue
                             Merrillville, IN 46410

                                File No. 70-8925
                                File No. 70-9129


Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Pubic Utility Holding Company Act of 1935, and the Orders of the Commission dated April 17, 1998 and December 22, 1997, authorizing the financing transactions and business activities as more fully described in the Joint Application/ Declaration, as amended (the "application"), the undersigned hereby certifies to the Commission that:

                                     Confidential treatment requested.


                                             Very truly yours,

                                             Columbia Energy Group

                                             By:   /s/ J. W. Grossman
                                                 -------------------------------
                                                  J. W. Grossman, Vice President